August 18, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. William H. Thompson
Accounting Branch Chief

Re:	InterCloud Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed June 17, 2016
File No. 1-36100

Dear Mr. Thompson:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 4, 2016 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) filed by the Company with the SEC on June 17, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Liquidity, Capital Resources and Cash Flows

Indebtedness, page 47

1.	In future filings please provide investors with a distillation of the terms of your indebtedness in an easier-to-read format, such as a chart or matrix.

Response:

The Company will endeavor to add the requested disclosure in future filings, as requested.

1030 Broad Street, Suite 102, Shrewsbury, NJ, 07702

(732) 898-6320

Securities and Exchange Commission

August 18, 2016

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

2.	Given the disclosure in Amendment No. 1 to Form 8-K filed May 16, 2016, please provide us with your analysis as to why you have not disclosed the information required by Item 304(b) of Regulation S-K. In preparing your response, please note the last sentence of Instruction 1 of the Instructions to Item 304.

Response:

The Company inadvertently omitted the information required by Item 304(b) of Regulation S-K from the Form 10-K. However, such information was included in the Company’s definitive proxy statement dated July 21, 2016 that was mailed to all stockholders of the Company, together with a copy of the Form 10-K, in connection with the Company’s annual meeting of stockholders to be held on August 29, 2016. As a result of such proxy statement disclosure, the Company believes it is not necessary to amend the Form 10-K solely for the purpose of adding such disclosure.

Item 8. Financial Statements and Supplementary Data

Critical Accounting Policies

Goodwill and Intangible Assets, page 37

3.	We note that you recorded impairment charges in some of your reporting units. For the reporting units where no impairment charges were recognized please tell us whether they are at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19. If any of the reporting units has a fair value that is not substantially in excess of carrying value, please tell us your consideration of disclosing:

●	the percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	the methods and key assumptions used and how the key assumptions were determined;

●	the degree of uncertainty associated with the key assumptions; and

●	a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Securities and Exchange Commission

August 18, 2016

Response:

In connection with the preparation of its consolidated financial statements for the year ended December 31, 2015, the Company also evaluated the fair value of its reporting units that were not impaired (its professional services segment and its applications and infrastructure segment) and determined that the fair value of its professional services segment was in excess of carrying value by $2,291,000, or 16%, and fair value of its applications and infrastructure segment was in excess of carrying value by $8,332,000, or 40%.   The Company believes these fair value amounts were substantially in excess of carrying value as discussed in ASC 350-20-35-4 through 35-19.

Revenue Recognition, page F-13

4.	We note your continued use of the percentage of completion method for AWS Entities subsequent to the restatement of your September 30, 2015 10-Q where you determined you did not retain adequate documentation to support the usage of the percentage of completion method for certain contracts within your AWS and AWS Puerto Rico subsidiaries. Please explain how you are currently recognizing revenue for those contracts. Further, please explain and support your continued use of the percentage of completion method including relevant guidance.

Response:

AWS recognized revenue under the “efforts-expended” sub-method under the percentage of completions method for the original Form 10-Q for the three and nine months ended September 30, 2015 filed on November 12, 2015. For the amended Form 10-Q for the three and nine months ended September 30, 2015 filed on June 17, 2016 and in subsequent filings, AWS recognized revenue under the “unit-of-delivery” sub-method under the percentage of completion method.

The “efforts-expended” sub-method is an “input” method whereby efforts or materials expended are utilized for revenue recognition. The “units-of-delivery” sub-method is an “output” method whereby results achieved and value transferred to a customer are utilized for revenue recognition.

A typical AWS project includes preliminary land (site) review, generation of cell tower engineering reports, obtaining cell tower variances from municipalities, supervising the construction of cell towers, testing the technology installed to ensure it meets the customer’s specifications and is in working order. Under the prior “efforts-expended” method, AWS utilized hours expended on a project to recognize revenue. It was determined for the third quarter of 2015 that AWS did not retain adequate documentation to recognize revenue under the “efforts-expended” method under the percentage of completion method. As a result, AWS recognized revenue under the “units-of-delivery” method under the percentage of completion method for the amended third quarter 2015 Form 10-Q and in subsequent filings.

Securities and Exchange Commission

August 18, 2016

5.	With regards to the AWS Entities service contracts, please explain how you determined the proportional method was appropriate as opposed to the completed performance model. In doing so explain the value the customer is receiving over the course of the services you are providing. In your response also address whether the final act (or some other particular act) is so significant in relation to the overall transaction that the transfer of value to the customer only takes place when the final act is completed and whether the payment terms indicate that no payment is due until the final act is performed.

Response:

The Company believes the use of the proportional performance method is appropriate to recognize revenue in the AWS entities. AWS provides services with multiple deliverables per project. For example, a typical AWS project includes preliminary land (site) review, generation of cell tower engineering reports, obtaining cell tower variances from municipalities, supervising the construction of cell towers, testing the technology installed to ensure it meets the customer’s specifications and is in working order. Each deliverable provides a significant benefit to the AWS customer. Upon completion and approval of each deliverable, payment is due from the customer.

In the completed performance model, guidance suggests that all the deliverables need to be completed before a significant benefit is received by the customer. As per the explanation above, this is clearly not the case with AWS. Each deliverable completed by AWS provides a benefit to the customer. As mentioned above, payment is due from the customer upon completion and approval of each deliverable.

6.	We note ADEX’s Highwire division recognizes revenue when a project within a contract is complete, akin to the completed performance method; however, you disclose Highwire recognizes revenue using the proportional performance method. Please clarify and support your methodology.

Response:

ADEX’s Highwire division installs point of sale software and equipment to assist retail stores during the customer check out process. A typical contract would include installing the software and equipment for 50 retail stores. Under this scenario, ADEX’s Highwire division recognizes revenue as each store is complete as this meets the accounting criteria for revenue recognition. For example, ADEX’s Highwire division would recognize revenue for five of the 50 stores for a particular period if five of the 50 stores were completed at the end of the period.

* * * *

Securities and Exchange Commission

August 18, 2016

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (732) 898-6320 or our counsel, M. Ali Panjwani or Eric M. Hellige of Pryor Cashman LLP at (212) 421-4100.

Very truly yours,

/s/ Timothy A. Larkin
Timothy A. Larkin
Chief Financial Officer